Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year ended December 31,
(in millions)	2015		2014		2013		2012		2011
Income before income taxes	$4,602		$4,395		$3,973		$3,470		$3,135
Less: Net income (loss) attributable to noncontrolling interests(1)	7		(30)		19		(18)		2
Pre-tax income attributable to BlackRock, Inc.	4,595		4,425		3,954		3,488		3,133
Add: Fixed charges	261		254		258		261		236
Distributions of earnings from equity method investees	41		57		80		42		30
Less: (Losses) earnings from equity method investees	91		158		158		175		23
Pre-tax income before fixed charges	$4,806		$4,578		$4,134		$3,616		$3,376
Fixed charges:
Interest expense	$204		$232		$211		$215		$176
Interest expense on uncertain tax positions(2)	12		(22)		3		3		10
Portion of rent representative of interest(3)	45		44		44		43		50
Total fixed charges	$261		$254		$258		$261		$236
Ratio of earnings to fixed charges	18.4	x	18.0	x	16.0	x	13.9	x	14.3	x
(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.